UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES THREE YEAR PROLONGATION OF VTB BANK LOAN

Moscow, Russia – December 02, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces agreement with VTB Bank about 3 year prolongation of the 15 billion rubles loan given to Mechel in 2008.
At the end of 2008 VTB Bank opened credit lines totaling 15 billion rubles to
Mechel’s subsidiaries Yakutugol OJSHC, Southern Kuzbass OAO and Chelyabinsk
Metallurgical Plant OAO. Initially, credit period was one year. The credit facilities were used to fund the operations of these Mechel’s subsidiaries.
Prolongation agreement provides for interest payment during the first 2.5 years only with further monthly repayment of the principal debt. This agreement is based on strong and long-term relations between Mechel and VTB Bank and mutual interest of the parties in future complex cooperation development.
This prolongation is a one more step within a framework of the Agreement on
Long-term Mutually Beneficial Cooperation entered into by the companies in April
2008, with a view of implementing Mechel's projects and development plans.
Stanislav Ploschenko, Mechel’s CFO, commented on the event:
“Having completed restructuring of the syndicated loans in summer this year, we keep on working to optimize our credit portfolio, and focusing on the use of long-term financial tools. In this regard we highly appreciate our partnership with VTB Bank. We cooperate not only in the sphere of commercial crediting but in the investment banking area as well. This was confirmed by VTB Bank’s participation in placing of one of our bonds’ tranche in October this year.
Being a one more logical step in cooperation of our companies, this prolongation agreement will allow Mechel to bring a significant share of its short-term loans into the long-term with amortized repayment schedule from funds sourced from operational activities of Mechel’s plants.”
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel’s products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 2, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO